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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Omthera Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68217A 103

(CUSIP Number)

Sarah Lafaye

Sofinnova Partners

17 rue de Surene

75008 Paris

France

(+33) 1 53 05 41 13

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Sofinnova Capital VI FCPR (“SC VI”) EIN: 98-0583711
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) 00

1.	Name of Reporting Persons Sofinnova Partners SAS, a French corporation (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) 00

1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) □ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) IN

1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) IN

1.	Name of Reporting Persons Rafaèle Tordjman (“Tordjman”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) IN

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) IN

This Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D (the “Schedule 13D”) filed on April 23, 2013 by Sofinnova Capital VI FCPR (“SC VI”), Sofinnova Partners SAS, a French corporation (“SP SAS”), and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Rafaèle Tordjman (“Tordjman”) and Monique Saulnier (“Saulnier”), the managing partners of SP SAS (collectively, the “Listed Persons” and together with SC VI and SP SAS, the “Filing Persons”), relates to the common stock, $0.001 par value per share (the “Common Stock”) of Omthera Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), and is being filed to amend the Schedule 13D as specifically set forth below. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On July 16, 2013, the stockholders of the Issuer adopted the Agreement and Plan of Merger, dated as of May 27, 2013 (the “Merger Agreement”), by and among the Issuer, Zeneca, Inc. and KAFA Acquisition Corp. (“Merger Sub”). On July 1, 2013, the merger contemplated by the Merger Agreement (the “Merger”) was completed, as described in Item 4.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On July 16, 2013, the stockholders of the Issuer adopted and approved the Merger Agreement. On July 18, 2013, Merger Sub merged with and into the Issuer and completed the Merger. As a result of the Merger, the Issuer is now a wholly owned subsidiary of Zeneca Corp. Pursuant to the Merger Agreement, at the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time (other than any dissenting shares, treasury shares, or shares held by the parties to the Merger Agreement and their respective subsidiaries) was cancelled and retired and was converted into the right to receive an amount in cash, without interest, equal to $12.70 plus one contingent value right representing the right to receive contingent payments of up to approximately $4.70 per share if certain milestones are achieved within agreed upon time periods.

Pursuant to the Merger Agreement, at the effective time of the Merger, the certificate of incorporation and the by-laws of Merger Sub, as in effect immediately prior to the effective time, became the certificate of incorporation and the by-laws of the surviving corporation.

Upon consummation of the Merger, the shares of Common Stock ceased to be listed on the NASDAQ stock market.

Item 5.	Interest in Securities of the Issuer.

Item 5(e) is hereby amended and replaced in its entirety with the following:

(e) On July 18, 2013, the Filing Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information set forth, or incorporated by reference in, Items 4 and 5 in this Amendment No. 1 is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits.

A.	Agreement regarding filing of joint Schedule 13D.

B.	Agreement and Plan of Merger, dated as of May 27, 2013, among Omthera Pharmaceuticals, Inc., Zeneca, Inc. and KAFA Acquisition Corp. (incorporated by reference from Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 28, 2013).

C.	Form of Contingent Value Rights Agreement between Zeneca, Inc. and the rights agent (incorporated by reference from Exhibit 99.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 28, 2013).

D.	Stockholder Voting Agreement, dated as of May 27, 2013, among Omthera Pharmaceuticals, Inc., Zeneca, Inc. and Sofinnova Capital VI FCPR (incorporated by reference from Exhibit 99.4 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 28, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2013

SOFINNOVA CAPITAL VI FCPR		SOFINNOVA PARTNERS SAS

By:	Sofinnova Partners SAS	By:	/s/ Denis Lucquin
		Name:	Denis Lucquin
By:	/s/ Denis Lucquin	Title:	Managing Partner
Name:	Denis Lucquin
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Rafaèle Tordjman
Name:	Antoine Papiernik	Name:	Rafaèle Tordjman

EXHIBITS

A.	Agreement regarding filing of joint Schedule 13D.

B.	Agreement and Plan of Merger, dated as of May 27, 2013, among Omthera Pharmaceuticals, Inc., Zeneca, Inc. and KAFA Acquisition Corp. (incorporated by reference from Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 28, 2013).

C.	Form of Contingent Value Rights Agreement between Zeneca, Inc. and the rights agent (incorporated by reference from Exhibit 99.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 28, 2013).

D.	Stockholder Voting Agreement, dated as of May 27, 2013, among Omthera Pharmaceuticals, Inc., Zeneca, Inc. and Sofinnova Capital VI FCPR (incorporated by reference from Exhibit 99.4 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 28, 2013).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Omthera Pharmaceuticals, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 22nd day of April, 2013.

SOFINNOVA CAPITAL VI FCPR		SOFINNOVA PARTNERS SAS

By:	Sofinnova Partners SAS	By:	/s/ Denis Lucquin
		Name:	Denis Lucquin
By:	/s/ Denis Lucquin	Title:	Managing Partner
Name:	Denis Lucquin
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Rafaèle Tordjman
Name:	Antoine Papiernik	Name:	Rafaèle Tordjman